Stacie S. Aarestad

+1 617 239 0314

saarestad@edwardswildman.com

February 25, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Michael Volley, Staff Accountant

Re:	NewStar Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
Form 10-Q for quarterly period ended September 30, 2013
Filed November 6, 2013
File No. 001-33211

Dear Mr. Volley:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comment provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated February 12, 2014 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the period ended September 30, 2013 (collectively, the “Reports”). Set forth below is the Staff’s comment followed by the Company’s response. The response is keyed to the numbering of the comment in the Letter and appears following the comment, which is restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Form 10-Q for the quarterly period ended September 30, 2013

Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements

Note 10. Consolidated Variable Interest Entity, page 29

1.

We note your response to comment 1 in your letter dated February 3, 2014. Please tell us if you excluded the Arlington Fund loans from the calculation of the allowance for credit losses using the methodology as disclosed starting on page 55 of your December 31, 2012 Form 10-K. If so, please tell us why and estimate the amount of credit losses that you would have measured using your disclosed methodology including the

Securities and Exchange Commission

February 25, 2014

judgmental amounts discussed on the top of page 56. Please provide us a summary of your estimate and provide supporting commentary to allow us to understand the key components of the calculation.

RESPONSE:

As outlined on pages 55-56 of the Form 10-K, the Company provides for a general allowance on loans and leases that are not impaired. In doing so we employ a variety of internally developed modeling and estimation tools for measuring risk. The Company’s allowance framework was constructed based on the fact that the Company has the intent to hold its loans until maturity; accordingly, we built out our allowance process to reflect and address the credit risks inherent over the loss emergence period, and in consideration of our loss history for those loans.

In determining the required allowance on the NewStar Arlington Fund (the Fund) loans, we considered the fact that NewStar does not intend to hold these loans until maturity, as we do not intend to convert our equity position in the Fund into the planned permanent CLO financing. This refinancing event is expected to result in a new entity for which NewStar will not be the primary beneficiary and it will no longer be required to consolidate the financial results of the Arlington Fund. Based on this assumption, our approach to determining the allowance requirement for the Fund was predicated on performing a qualitative assessment that was described in our previous response. This qualitative assessment, which was supported by historical loss information, leads us to conclude that the probability of default in the Fund’s loan portfolio for the expected hold period was zero. Accordingly, we concluded that no allowance was required at September 30, 2013. To date, no loss has been incurred in the portfolio and the credit profile of the Fund portfolio remains strong.

If we were to run our risk model on the loans in the Fund (using the historical loss factors for loans held to maturity), considering the shortened hold period to coincide with the expected warehouse life, March 30, 2014, and not contemplating the aforementioned qualitative assessments, an allowance of $625 thousand dollars would have been calculated as of September 30, 2013. As the hold period shortens towards the expected refinancing date of March 30, 2014, the required allowance would decrease.

The Company plans to include additional disclosure with respect to the Fund in its Form 10-K for the fiscal year ended December 31, 2013 to clarify these matters in the notes to the consolidated financial statements.

Securities and Exchange Commission

February 25, 2014

In the note titled “Summary of Significant Accounting Policies” under the subheading Provision and Allowance for Credit Losses, we will include the following additional disclosure:

For consolidated variable interest entities managed by the Company for which the Company is providing temporary short term equity during a ramp up hold period, the probability of default assessment first starts with a qualitative assessment of probable loss during the ramp up hold period. This assessment considers the business plans related to the Fund, including the expected hold period, the terms of the documents related to the Fund, NewStar’s loan portfolio’s historical credit experience and the credit migration of the Fund’s loans in determining the expected loss. If loss is determined likely during the duration of the hold period, the Company applies the methodology as discussed above, dependent on the type of loans.

In the note titled “Loans Held-for-Sale, Loans and Leases, and Allowance for Credit Losses”, we will include the following additional disclosure:

NewStar accounts for the Arlington Fund in accordance with the requirements of ASC 810-10. The Fund is considered a variable interest entity for which NewStar is deemed to be the primary beneficiary and, as a result, the Company is required to consolidate the Arlington Fund. In determining the allowance for credit losses related to the Arlington Fund’s loans NewStar determines the probability of default by performing a qualitative analysis that takes into consideration the business plans related to the Fund, the terms of the documents related to the Fund, the historical credit experience of NewStar’s loan portfolio, and the credit migration of the Fund’s loans. As of December 31, 2013, management determined that the probability of default in the Fund was zero and as such no allowance was provided. The analysis and assumptions are re-evaluated by management each quarter.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 25, 2014

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer
NewStar Financial, Inc.